

Mail Stop 4546

March 23, 2017

VIA E-mail
Mr. Michel Vounatsos
Chief Executive Officer and Director
Biogen, Inc.
225 Binney Street
Cambridge, Massachusetts 02142

  Re: Biogen, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 2, 2017
    File No. 000-19311

Dear Mr. Vounatsos:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 21 – Commitments and Contingencies
TECFIDERA Litigation Settlement and License Agreement, page F-67

1. You disclose that in January 2017, you entered into a settlement and license agreement with Forward Pharma whereby you agreed to pay Forward Pharma $1.25 billion in cash and Forward Pharma agreed to provide you with an irrevocable license to all of its intellectual property. During the fourth quarter of 2016, you recognized a pre-tax charge of $454.8 million related to this matter and intend to recognize license assets of $795.2 million when you transfer payment to Forward Pharma in 2017. Please describe for us in detail your accounting for this transaction, including but not limited to the following:

  • Describe for us each item given and received in accordance with the settlement and license agreement and explain how you determined whether each of those items should be recognized and the appropriate period for recognition.

- Describe how you determined the fair value of estimated royalties on sales of TECFIDERA resulting in a pre-tax charge of $454.8 million. Also, describe how you determined the $795.2 million fair value of the Forward Pharma irrevocable license.
- Explain what the 2017 projected full year non-GAAP TECFIDERA litigation settlement and license charges totaling $190 million, as included in your January 26, 2017 Form 8-K represents, and clarify if part of the $1.25 billion cash payment; and
- Tell us the accounting literature you relied upon to support your accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance